Free Writing Prospectus

VanEck Merk Gold Trust

2021-11-04 VanEck Merk Gold Trust (OUNZ)-Responsible-Sourcing (teaser email)

0001546652

Pursuant to 433/164

333-238022

VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS

OUNZ Holds "Responsibly Sourced" Gold

100% Responsibly Sourced Gold Holdings


OUNZ

VanEck Merk® Gold Trust (OUNZ) is the first exchange traded gold fund in the U.S. to have achieved 100% "responsibly sourced" gold in its holdings.[1] We explore what this means and the impact for investors, particularly those with sustainability considerations.

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Axel Merk
Merk Investments LLC, Sponsor of the VanEck Merk Gold Trust

(1) Some exchange listed gold products do not list the year in which their gold bars have been refined; see the blog for details.

DISCLOSURES

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's (the "Trust") investment objectives, risks, charges and expenses. Please read the prospectus carefully before investing.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.
Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold

represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Diversification does not assure a profit or protect against loss.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

phone: (855)MRK OUNZ
web: https://www.merkgold.com

Merk Investments LLC, 1150 Chestnut St, Menlo Park, CA 94025